FOR IMMEDIATE RELEASE

Alamos Gold Inc.
CIBC Square, 141 Bay Street, Suite 4800
Toronto, Ontario M5J 0G3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Declares Quarterly Dividend

Toronto, Ontario (August 27, 2026) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced that the Company’s Board of Directors has declared a quarterly dividend of US$0.04 per common share. The Company has paid dividends for 17 consecutive years and including the upcoming dividend, has returned $106 million to shareholders thus far in 2026 through dividends and share buybacks.

The dividend is payable on September 24, 2026 to shareholders of record as of the close of business on September 10, 2026. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes.

Dividend Reinvestment Plan

The Company has a dividend reinvestment plan (“DRIP”) in place. This gives shareholders the option of increasing their investment in Alamos by electing to receive common shares at the prevailing market price, in place of cash dividends, and without incurring any transaction costs. For shareholders that elect to participate in the DRIP, common shares will be issued from treasury at no discount to the prevailing market price.

Enrollment in the DRIP is optional. Further information on the plan, including the forms needed to enroll are available on the Company’s website at www.alamosgold.com/investors/Dividend-Reinvestment-Plan. In order to be eligible to participate in the September 24, 2026 dividend, enrollment must be completed by 4:00 pm ET on the fifth business day prior to the September 10, 2026 dividend record date.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Island Gold District and Young-Davidson mine in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects including the IGD Expansion, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

TRADING SYMBOL: TSX:AGI NYSE:AGI

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439
Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements

Certain of the statements made and information contained herein, other than statements of historical fact and historical information, is "forward-looking information" within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "will", "may", “potential” or variations of such words that certain actions, events or results "could” "might" or "will" occur or be achieved. Forward-looking statements in this press release include information regarding planned dividend payments. The declaration and payment of dividends remains at the discretion of the Board of Directors and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

2 | ALAMOS GOLD INC